Mail Stop 7010

      December 15, 2005

Ms. Ana Menendez
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Coconut Grove, FL 33133

      Re:	Watsco, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
      File No. 1-5581

Dear Ms. Menendez:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Consolidated Statements of Income

1. We note your presentation of earnings per share for Common and Class B Common Stock. We also note your disclosure of the calculation of shares used to calculate diluted earnings per share in
Note 1. Please provide us with separate basic and diluted earnings per share calculations for each of your Common Stock and Class B Common Stock for each period for which you present an income statement. In this regard, while we assume that the basic earnings per share would be the same for these two classes of common stock, it appears that the diluted earnings per share calculations would be significantly different since your Class B Common Stock is convertible at the option of your shareholders into Class A and most of your stock options appear to be exercisable into Class A. Also tell us how you determined that you did not need to separately disclose these earnings per share calculations for each class of your common stock. Please refer to paragraphs 60-61 of SFAS 128.

Note 1-Significant Accounting Policies-Inventories

2. We read that you changed your accounting method for inventory costing from FIFO to weighted average cost effective in the fourth quarter of 2004. We also read that the effect of this change was not material for 2004 or previous years, and that you therefore have not restated any previously reported information. We have the following comments:

* Please tell us, and disclose in future filings, management`s justification for why the newly adopted accounting principle is preferable. Please refer to the first sentence of paragraph 16 of APB 20 and to the disclosure requirements in paragraph 17 of APB 20.

* Please tell us how you determined that you did not need to file an
Exhibit 18 preferability letter from your auditors concerning this change in accounting principle.

* Please quantify for us the impact that this change in accounting principle would have had on your financial statements, if you had restated them for this change. Please provide this information for both inventory and cost of sales for 2004, 2003, and 2002.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Ms. Ana Menendez
Watsco, Inc.
December 15, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE